Exhibit 99.36

FORM 51-102F3 MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF ISSUER

First Phosphate Corp. (the “Company”)

1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117

Vancouver, British Columbia V6E 4N7

ITEM 2.	DATE OF MATERIAL CHANGE

September 22, 2025

ITEM 3.	NEWS RELEASE

Issued on August 5, September 15 and September 22, 2025 through the facilities of Newsfile Corp. and filed on System for Electronic Document Analysis and Retrieval (SEDAR+).

ITEM 4.	SUMMARY OF MATERIAL CHANGE

First Phosphate closes two tranches of a non-brokered financing for gross proceeds of $8,476,700.

ITEM 5.1	FULL DESCRIPTION OF MATERIAL CHANGE

Please see details in attached Schedule “A”.

ITEM 5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not Applicable.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

Bennett Kurtz, CFO
bennett@firstphosphate.com
Tel: +1 (416) 200-0657

ITEM 9.	DATE OF REPORT

September 22, 2025

SCHEDULE “A”

Non-Brokered Financing

First Phosphate Corp. (“First Phosphate” or the “Company”) closed two tranches of a non-brokered private placement financing (the “Offering”), on September 12 and September 19, 2025. In the first tranche, the Company raised $3,782,500 through the issuance of 5,150,000 flow-through shares (“Flow-Through Shares”) at a price of $0.50 per Flow-Through Share for gross proceeds of $2,575,000, and 2,415,000 hard dollar units (each a “Hard Dollar Unit”) at a price of $0.50 per Hard-Dollar Unit, for gross proceeds of $1,207,500. Each Hard Dollar Unit is comprised of: (i) one common share in the capital of the Company (“Common Share”), and (ii) one half of one Common Share purchase warrant (“Warrant”). In the second tranche, the Company raised $4,694,200 through the issuance of 3,168,400 Flow-Through Shares at a price of $0.50 per Flow-Through Share for gross proceeds of $1,584,200, and 6,220,000 Hard Dollar Units at a price of $0.50 per Hard-Dollar Unit, for gross proceeds of $3,110,000.

In connection with the Offering, eligible finders were paid a fee consisting of up to 8%, in cash, of the gross proceeds raised from subscribers introduced by them (“Cash Consideration”), and such number of compensation warrants (“Compensation Warrants”) as is equivalent to up to 8% of the number of Hard Dollar Units or Flow-Through Shares issued to subscribers introduced by them. The Company paid the cash finders’ fees on the Flow-Through portion of the Offering in Common Shares instead of cash at $0.50 per Common Share (each a “Compensation Shares”).

Each Warrant and Compensation Warrant entitles the holder thereof to acquire one Common Share at a price of $0.50 per Common Share until December 31, 2025, provided that if the volume weighted average trading price of the Common Shares on the CSE for any 5 consecutive trading days equals or exceeds $0.80, the Company may, upon issuing a press release, accelerate the expiry date of the Warrants and Compensation Warrants to the date that is 30 days following the date of such press release.

The Company paid finders a total of $71,600 in cash consideration, and issued 476,320 Compensation Shares and 619,520 Compensation Warrants.

The gross proceeds from the sale of Flow-Through Shares will be used to incur “Canadian exploration expenses” that are “flow-through mining expenditures” (as such terms are defined in the Income Tax Act (Canada)) related to the Company’s projects in Québec. The net proceeds received from the sale of Hard Dollar Units will be used for exploration and development activities, working capital, and for general corporate purposes. All securities issued under the Offering were subject to a four-month and one day statutory hold period in accordance with applicable securities laws.

In connection with the Offering, a company controlled by Larry Zeifman, Chairman of the Board of the Company, and a company controlled by Peter Nicholson, director of the Company, each purchased 280,112 Common Shares.

As related parties of the Company purchased Common Shares, the transactions are considered related party transactions for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The participation of the related parties of the Company are exempt from the formal valuation and minority shareholder approval requirements provided under MI 61-101 in accordance with sections 5.5(a) and 5.7(1)(a) of MI 61-101. The Company is relying on an exemption from the formal valuation requirements of MI 61-101 available because the fair market value of the Common Shares purchased by and issued to the related parties does not exceed 25% of the Company’s market capitalization, as determined in accordance with MI 61-101. The Company did not file a material change report related to the transactions more than 21 days before the expected closing of the transactions as required by MI 61-101 but believes that this shorter period is reasonable and necessary in the circumstances as the Company wishes to improve its financial position and to close the Offering in short order for sound business reasons.